Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following was made available by Marcelo Claure, Executive Chairman of Sprint, on Twitter:

Tweet: Another reason I’m so pumped about what the new @TMobile could do - JOBS! More great news for New York - just announced Nassau County will get a Customer Experience Center, creating up to 1,000 jobs! [Info: https://sprint.co/2CPi8Gx] https://sprint.co/32MBaIn

The following was made available on the New T-Mobile website:

New York’s Nassau County Selected as Latest Location for New T-Mobile Customer Experience Center, Will Create Up to 1,000 Local Jobs

Location for new Customer Experience Center, identified in close collaboration with Office of Nassau County Executive, is fourth of five announced CECs that will support New T-Mobile customers after proposed T-Mobile and Sprint merger closes

Bellevue, Washington and Overland Park, Kansas– November 14, 2019 – T-Mobile US (NASDAQ: TMUS) and Sprint Corporation (NYSE: S) today announced that, following the completion of their proposed merger to create the New T-Mobile, the company will locate its fourth of five planned Customer Experience Centers (CEC) in New York’s Nassau County. The state-of-the-art customer support facility will create up to 1,000 direct local jobs with great wages and benefits and provide personalized support to customers through T-Mobile’s innovative Team of Experts (TEX) service model. Buildout of the site is also expected to create additional indirect jobs in areas such as construction.  T-Mobile has committed to using union tradespeople for construction of the two announced New TMobile CECs that will be located in New York, pending the merger’s close. The company has pledged to work with the Building and Construction Trades Council of Nassau & Suffolk Counties to ensure a Project Labor Agreement is in place for the CECs, including the Nassau County site. Additionally, T-Mobile has also committed that no tax incentives from government or economic development entities will be used to operate this facility.  Nassau County joins three previously-announced New T-Mobile CEC locations: Overland Park, Kansas, Rochester, New York, and Kingsburg, California. Each will bring top-notch customer care to New TMobile customers through T-Mobile’s award-winning Team of Experts (TEX) approach. With TEX, TMobile delivers personalized support to all of the company’s customers nationwide through dedicated teams that are committed to ensuring the success of every customer relationship. Customers have direct access to specialists focused on addressing their issues when they call or message for assistance. The specialists can also work with local retail and engineering teams to address a wide variety of topics and tackle complex challenges. TEX teams typically serve customers primarily based in their broader geographic area.  The development of the state-of-the-art CECs is core to the New T-Mobile’s plan to put customers first and bring jobs to communities. These investments, together with plans to expand two existing T-Mobile Customer Experience Centers, will create up to 5,600 additional American jobs by 2021. The combined companies will have 7,500 more customer care professionals in 2024 than the stand-alone companies would have employed.  “We love the Empire State and Nassau County is a great spot for our next New T-Mobile Customer Experience Center! T-Mobile’s commitment to truly taking care of customers will only get supercharged with the New T-Mobile and our Team of Experts approach is all about making personal connections. That starts with great people — and some of the best are in Long Island! Once this merger closes, we know Long Islanders will bring an incredible work ethic, a commitment to innovation, and amazing energy to taking care of our customers and we can’t wait to welcome them to the team!” said T-Mobile CEO John Legere.  “The New T-Mobile’s investment in Nassau County exemplifies the type of corporate economic activity we hope to attract. The CEC project will provide a meaningful economic boost for our community – creating up to 1,000 new and exciting job opportunities, while generating significant tax revenue and increasing innovation. I look forward to working alongside our outstanding partners helping our residents build career skills, find employment and succeed in our community to help fill these up to 1,000 T-Mobile positions. We are pleased to collaborate with T-Mobile and look forward to working with the company to bring the benefits of the New T-Mobile to Nassau County’s 1.3 million residents,” said Laura Curran, Nassau County Executive.  “T-Mobile’s strategy to build their latest Customer Experience Center in Nassau County using Union Labor is a signal that they value the importance of what a strong middle class means to the region. Nassau County’s success largely depends on companies like T-Mobile with bold business plans. They will be an integral part of the solution to effectively transform the region at a time when the population is growing. The

Building and Construction Trades Council is eager to provide our ‘Value on Display, Everyday,’” said Matthew Aracich, President of The Building and Construction Trades Council of Nassau and Suffolk Counties.  The New T-Mobile’s Nassau County customer care employees will join a company that has consistently been featured on national, regional and state “Best Place to Work” lists year after year—nearly 60 national and local workplace awards in 2019, including recognition as a great employer for parents, diversity, women, Hispanics, LGBTQ and more. T-Mobile’s care centers were recognized on best place to work lists 22 times in 2018 alone! In addition to great pay, the New T-Mobile’s Care team members will be eligible to receive T-Mobile’s outstanding benefits, including health coverage, stock grants, college tuition assistance, a childcare subsidy benefit, paid parental leave and adoption/surrogacy benefits. They will also have opportunities for career development and management preparation.  The new Customer Experience Centers are just one way the New T-Mobile will invest billions of dollars in job creation and infrastructure in the United States. Sprint and T-Mobile together will employ more people in the U.S. than both companies would separately. Other investments include building out an industry-leading nationwide 5G network, delivering more competition and new choice to customers like broadband, and opening new stores to an expanding customer base.  The completion of the combination remains subject to regulatory approvals and certain other customary closing conditions. Additional information can be found at: www.NewTMobile.com.

T-MOBILE ANNOUNCES PLANS FOR THREE SUPERCHARGED NEW T-MOBILE UN-CARRIER MOVES THAT WILL USE TRANSFORMATIONAL 5G NETWORK FOR GOOD

November 07, 2019

Announces plans to light up T-Mobile’s nationwide 5G on December 6, laying foundation for the New T-Mobile’s massive network that will have capacity to deliver breakthrough connectivity initiatives to millions if merger closes as expected in 2020

Introduces Connecting Heroes Initiative, a 10-year commitment for FREE 5G access to EVERY first responder at EVERY public and non-profit state and local police, fire and EMS agency across the entire country

Unveils Project 10Million, a $10B commitment built to eradicate the homework gap for millions of children, giving FREE service to 10 million households – an unprecedented move!

Announces T-Mobile Connect, a groundbreaking prepaid solution for everyone at HALF the price of the lowest offer today – for just $15 per month!

BELLEVUE, Wash. — November 7, 2019 — The Un-carrier has spent nearly the last seven years changing wireless for good — and it’s about to go next level. T-Mobile (NASDAQ: TMUS) has been solving pain points on behalf of consumers since 2013, driving every big change in wireless, shaking up the industry and saving wireless customers what analysts estimate is about $11 billion through Un-carrier moves1! But there is still more to do. Enter the New T-Mobile. Fueled by a $40 billion investment in a 5G network and services expected to deliver 14 times more network capacity than today’s standalone T-Mobile, the combined T-Mobile and Sprint plans to be a supercharged Un-carrier that is not only bigger — but also better. This is 5G FOR GOOD.

Today T-Mobile announced its first planned Un-carrier moves for the proposed New T-Mobile: three bold new initiatives that will use the new company’s transformational network to bring accessibility and connectivity to the most deserving and underserved consumers across the country. The moves include:

•

Connecting Heroes Initiative, a 10-year commitment to provide FREE 5G access — unlimited talk, text and smartphone data — to EVERY first responder at EVERY public and non-profit state and local police, fire and EMS agency across the entire U.S.;

•

Project 10Million, an unprecedented new program designed to eradicate the homework gap that exists for millions of children by offering FREE service and hotspots and reduced cost devices to 10 million households around the U.S. over five years; and

•

T-Mobile Connect, a groundbreaking prepaid service offering that will bring a new competitive $15 per month prepaid option– half the price of the lowest T-Mobile plan today – to EVERYONE, especially lower-income consumers.

Also today, T-Mobile announced its plans to lay a foundation for the transformational New T-Mobile 5G network that will enable these moves with its never-before-seen massive capacity and depth. The company is lighting up nationwide 5G on December 6, covering more than 200 million Americans and more than 5,000 cities and towns across the country including millions in rural America. Customers will be able to tap into T-Mobile’s LTE and 5G network using the Samsung Galaxy Note10+ 5G or OnePlus 7T Pro 5G McLaren. And both phones will be able to tap into Sprint’s mid-band 5G spectrum with the New T-Mobile in 2020.

“We’re building a 5G network that will allow us to deliver future New T-Mobile moves that are going to be SO massive we couldn’t WAIT to share the first few. We have definitively put a stake in the ground around the kind of company the supercharged Un-carrier will be and the ways we can put this radically better 5G network to work doing GOOD for this country — good for consumers, good for competition and good for innovation! Only the New T-Mobile’s transformative 5G network will FINALLY have the capacity and reach to make the BOLD moves we announced today that are squarely aimed at SOLVING inequities that have huge impacts on our society. When it comes to wireless service, many have been taken advantage of, left behind or completely forgotten. It’s time for another wave of change and the New T-Mobile will be at the forefront of that!” said John Legere, CEO of T-Mobile.

Legere continued, “The Un-carrier is once again going to force change — this time by focusing on doing the right thing for those most in need and deserving of reliable wireless service. With the 5G network the New T-Mobile is set to build, we’ll be able to ease the burden of tight budgets for ALL of our nation’s first responders through our Connecting Heroes Initiative… give MILLIONS of our nation’s kids the access to fast, affordable and convenient internet that they deserve through Project 10Million … and deliver more for less through the lowest priced T-Mobile plan we’ve EVER had — T-Mobile Connect. We are READY to do this and hoping this deal will close so we can get to work!”

Connecting Heroes Initiative

Americans rely on first responders, and first responders rely on capable wireless services. In an emergency, no connection is more important. Yet, across the country, many of the nation’s first responder organizations — state, county and city agencies — face a budget crisis year after year. Today, more than 75% of fire chiefs describe budget limitations as a top challenge. First responders and the communities they serve should not have to decide between important equipment and wireless services. Every single day, these dedicated professionals see it all, they fight it all and they help us all — when we need it most. Those who serve us all, deserve better.

Through Connecting Heroes, the New T-Mobile is making an up to $7.7 billion, 10-year commitment to make FREE unlimited talk, text and smartphone data available to EVERY first responder at EVERY public and non-profit state and local police, fire and EMS first responder agency across the entire country! Participating first responders will always have the highest priority of any plan on T-Mobile’s network no matter how much data they use — and Connecting Heroes gives them money back in their budgets to support other crucial needs like life-saving tools and extra pay. This is 5G FOR GOOD. Starting with today’s Un-carrier announcement, any public and non-profit state, county or city police, fire or EMS agency interested in Connecting Heroes can get on the list at t-mobile.com/connectingheroes.

Project 10Million

There are 35 million households in this country with children, and of those, about 15% have no home internet. At the same time, seven in ten teachers assign online homework. Where education should be a leveler, students without connectivity are at a disadvantage when they’re unable to complete assignments or even simply communicate with teachers and peers. Studies show that those students without home internet access have a consistent pattern of lower scores in reading, math and science. This is the homework gap — and it’s just not right.

The New T-Mobile’s Project 10Million aims to eradicate the U.S. homework gap through an unprecedented $10 billion commitment that will deliver free internet access over the next five years and another $700 million commitment in hardware to 10 million households. Eligible families in the U.S. and Puerto Rico will receive up to 100GB of FREE internet access each year, one FREE Mobile Wi-Fi enabled hotspot and the option to purchase select Wi-Fi enabled devices at the company’s cost. And like all New T-Mobile customers, Project 10Million recipients will benefit from the New T-Mobile’s expanded 5G capabilities.

T-Mobile Connect

While T-Mobile and Metro by T-Mobile have some of the best priced plans in the market, the lowest cost plans still start at $30 a month — the cost of a month’s worth of breakfasts for your average public school student. Thanks to benefits that will come from the proposed merger, the New T-Mobile will be able to help customers who need service most, but struggle to fit it in their budget. With the new T-Mobile Connect, all U.S. and Puerto Rico consumers will get an unprecedented HALF OFF of T-Mobile’s lowest priced plan, and access to the New T-Mobile’s supercharged 5G network. At just $15 per month, the plan will give customers unlimited talk and text with 2GB of high-speed smartphone data. That is an estimated annual savings of $180 per year! For $25 per month, customers get 5GB of high-speed data. And because we know that customers use more data every year, T-Mobile Connect will also have an innovative Annual Data Upgrade to give customers an additional 500MB of data per month, every year, for the next five years! This is the first plan that automatically gets bigger and bigger – every, single, year.

T-Mobile Connect is another part of the New T-Mobile’s previous pricing commitment, which includes providing consumers access to the same or better rate plans at the same or better prices for three years. And this unprecedented low-cost plan will further spark competition and drive prices down across the industry, for everyone!

Other New T-Mobile Commitments

Today’s newly announced initiatives align with other consumer and community-centric commitments the future New T-Mobile has previously made. T-Mobile and Sprint had already shared plans for job growth, industry-leading customer support and best of the best diversity and inclusion practices as the New T-Mobile, including:

•

being a job creator from day one by employing more people than either standalone company and in total, having more than 11,000 additional employees by 2024 compared to what the combined standalone companies would have;

•	expanding its industry-leading Team of Experts (or TEX) customer service model to all New T-Mobile customer experience centers in the U.S.;

•	creating five new Customer Experience Centers to support customers, including building new care facilities near Fresno, Calif., Kansas City, KS, and Rochester, NY;

•	and delivering a groundbreaking set of diversity and inclusion initiatives in partnership with six civil rights organizations, including the National Urban League.

The companies have also consistently demonstrated how the New T-Mobile is pro-competitive with its plans to compete on price, offering consumers new choice and building a new national competitor in broadband.

“Our first planned New T-Mobile Un-carrier moves and all the commitments we’ve made before today illustrate exactly what we mean when we say we are going to use wireless — and now 5G — for GOOD! The things consumers love about T-Mobile won’t change. We’re still solving pain points and forcing change, but now we’ll be powered by a SUPERCHARGED network that is only possible with a combined T-Mobile and Sprint. With the New T-Mobile, we will have the ability to drive toward REAL solutions to even bigger pain points, with the true scale and capacity needed to SOLVE them. There’s nothing more Un-carrier than that!” said Mike Sievert, President and COO of T-Mobile. “We know some still have questions about why we need the New T-Mobile — and have said they need to see certain things in order to agree that it should move forward, like more innovation and lower prices. What’s amazing is that we are actually aligned. Today’s moves show once again how the New T-Mobile will change wireless for GOOD, with more competition, lower prices, and innovative solutions. And the best part is that this is just the beginning of what’s possible. This can all come together with a T-Mobile/Sprint combination and we’re ready to go… we can’t WAIT to get started!”

T-Mobile can make these commitments if the proposed T-Mobile and Sprint merger closes. Additional information can be found at www.NewTMobile.com and t-mobile.com/uncarrier.

CIVIL RIGHTS GROUPS SIGN GROUNDBREAKING DIVERSITY AGREEMENT WITH T-MOBILE US

By National Urban League

NEW YORK (October 15, 2019) – A coalition of civil rights groups today announced an agreement with T-Mobile US to expand on its existing nationally-recognized diversity initiatives in a wide range of areas following the closing of its planned acquisition of Sprint to become the New T-Mobile.

The Memorandum of Understanding, filed today with the Federal Communications Commission, outlines the proposed New T-Mobile’s plans to create initiatives to improve diversity in the areas of Corporate Governance; Workforce Recruitment and Retention; Procurement and Entrepreneurship; Wireless Services (including 5G Wireless Services) for Low Income Consumers; and Philanthropy and Community Investment.

“The New T-Mobile has made serious and significant commitments to diversity and inclusion to win approval of this transaction,” National Urban League President and CEO Marc H. Morial said. “T-Mobile has made these commitments through this MOU and thus directly to the diverse communities that they serve and are represented by the multicultural organizations who are party to the MOU. In doing so, T-Mobile and the Multicultural Organizations acknowledge that 21st-century notions of ‘public interest, convenience and necessity’ along with ‘consumer welfare’ must include a commitment to diversity and inclusion. This includes spending with diverse suppliers, employing a racially diverse workforce and c-suite, and increasing employment and service opportunities in areas left behind in the digital revolution.

“21st-century regulators and the elected officials who serve as chief law enforcers are encouraged to examine these commitments and recognize that the promise of 5G technology can improve education, healthcare, and benefit local economies.” Morial said. “We therefore believe that the transaction that would create the New T-Mobile, with the commitment to diversity embodied in this MOU, would be in the best interest of the communities we serve.”

The following national organizations are signatories to the MOU: National Urban League, National Action Network, Asian Americans Advancing Justice – AAJC, OCA – Asian Pacific American Advocates, League of United Latin American Citizens and UnidosUS.

“Companies like T-Mobile who strive to learn, improve, and provide for the needs of their diverse customer base and enhance diversity within their workforce are the ones with whom we want to work in a global technology environment,” said John C. Yang, president and executive director of Asian Americans Advancing Justice | AAJC. “Access is essential to providing a fair and equitable opportunity for Asian Americans and fellow communities of color to succeed as availability of technology can be the difference between thriving and surviving.”

“With this MOU, the New T-Mobile is poised to become an industry leader when it comes to diversity and inclusion,” said Janet Murguía, UnidosUS President and CEO. “We applaud their commitment and look forward to working with them to fulfill the promise of this agreement.”

The T-Mobile MOU contains the “best of the best” practices for the New T-Mobile around diversity and inclusion. Substantively, it addresses every one of the key elements of equal service to all communities: governance, employment, procurement and community engagement.

“By taking serious steps to increase diversity among its workforce, improve diversity in the procurement of goods and services, and further enhance its involvement and investment in organizations serving Asian Pacific American communities, the New T-Mobile is leading the charge to alter long-standing corporate practices that largely neglect or harm our communities,” Ken Lee, Chief Executive Officer of OCA – Asian Pacific American Advocates. “We commend the New T-Mobile for their corporate leadership in engaging with our communities to prioritize diversity and we look forward to working closely with them in this and future endeavors.”

The civil rights coalition encourages the Federal Communications Commission to conclude its review of the public interest benefits of the proposed T-Mobile and Sprint merger and approve it so the combined New T-Mobile can definitively launch these enhanced diversity efforts and expansion of service to all communities included in the MOU.

“We are facing a time of deep moral crisis in this country, and leaders of all stripes must do their part to close the equity and opportunity gaps that have negatively impacted low-income people and members of marginalized communities for too long,” National Action Network President Rev. Al Sharpton said. “Once this transaction is approved, the New T-Mobile will implement what is, perhaps, the most game changing MOU in recent history for a telecom company — a move that will set the stage for greater investment in low income areas and communities of color, and expand the company’s already impressive corporate social responsibility mandate with even greater directives for diversity and inclusion.”

The coalition further encourages the State Attorneys General and the merger parties to resolve their litigation in the Southern District of New York in a way that delivers the consumer benefits of this transaction.

Finally, as DISH Network is poised to become one the nation’s largest facilities-based competitors with a major retail and service footprint in communities of color throughout the country, the coalition encourages the new DISH Network to embrace these diversity principles and, at a minimum, match the commitments made by the leaders of the wireless industry DISH will join, if the transaction is approved.

The agreement represents a template for the way major corporations should commit to diversity and the specific actions they will take to make equity and fairness part of their business plan.

“We are thrilled to join our fellow civil rights organizations in teaming up with the New T-Mobile to enhance diversity within the company and expand services to communities of color,” said Sindy Benavides, CEO of LULAC. “We hope that more companies will follow the New T-Mobile’s lead in creating more initiatives to improve diversity within their organizations. We know that minority groups throughout the country help keep businesses like the New T-Mobile thriving and we are pleased to see that they are incorporating equity and fairness on behalf of our communities as part of their business plans.”

“T-Mobile is honored to partner with these visionary organizations to create an action plan of this magnitude that includes commitments to diversity and inclusion that are bolder than ever before,” John Legere, CEO of T-Mobile and CEO of New T-Mobile, said. “With this MOU, we have doubled down on ensuring we represent the communities we serve today and will serve as the New T-Mobile in the future. We are excited for the New T-Mobile to become a reality so we can get to work on delivering these commitments.”

Highlights of T-Mobile’s diversity commitments as the New T-Mobile include:

•

Standing up a national diversity and inclusion council comprised of non-employees from diverse groups, including each of the multicultural leadership organizations that are party to the MOU, and other highly esteemed community leaders to facilitate open communication over the development, monitoring, and evaluation of diversity initiatives and to provide advice to the New T-Mobile senior executives.

•	With the help and input of the council, developing and implementing a Diversity Strategic Plan addressing each of the key elements of the MOU and reflecting best practices in the industry.

•	Increasing the diversity of its leadership and workforce at all levels including its Board governance, to reflect the diversity of the communities in which it operates.

•

Making a targeted effort to increase partnerships, business, and procurement activities with diverse business enterprises in a range of categories such as financial and banking services, advertising, legal services and asset sales. New T-Mobile aims to become a member of the Billion Dollar Roundtable by 2025.

•	Expanding wireless offerings to low income citizens, underserved minority populations and insular and rural areas, and to organizations serving these underserved communities.

•

A significant philanthropic investment for institutions serving disadvantaged or underrepresented communities to support tech entrepreneurship and to bridge the gap in literacy, job training, and access and participation in the digital economy for communities of color.

The National Urban League is a historic civil rights organization dedicated to economic empowerment in order to elevate the standard of living in historically underserved urban communities. The National Urban League spearheads the efforts of its 90 local affiliates through the development of programs, public policy research and advocacy, providing direct services that impact and improve the lives of more than 2 million people annually nationwide. Visit www.nul.org and follow us on Twitter and Instagram: @NatUrbanLeague.

The League of United Latin American Citizens (LULAC) is the nation’s largest and oldest Hispanic civil rights volunteer-based organization that empowers Hispanic Americans and builds strong Latino communities. Headquartered in Washington, DC, with 1,000 councils around the United States and Puerto Rico, LULAC’s programs, services and advocacy address the most important issues for Latinos, meeting critical needs of today and the future. For more information, visit https://lulac.org/

National Action Network is one of the leading civil rights organizations in the Nation with chapters throughout the entire United States. Founded in 1991 by Reverend Al Sharpton, NAN works within the spirit and tradition of Dr. Martin Luther King, Jr. to promote a modern civil rights agenda that includes the fight for one standard of justice, decency and equal opportunities for all people regardless of race, religion, ethnicity, citizenship, criminal record, economic status, gender, gender expression, or sexuality.

UnidosUS, previously known as NCLR (National Council of La Raza), is the nation’s largest Hispanic civil rights and advocacy organization. Through its unique combination of expert research, advocacy, programs, and an Affiliate Network of nearly 300 community-based organizations across the United States and Puerto Rico, UnidosUS simultaneously challenges the social, economic, and political barriers that affect Latinos at the national and local levels. For more than 50 years, UnidosUS has united communities and different groups seeking common ground through collaboration, and that share a desire to make our country stronger. For more information on UnidosUS, visit www.unidosus.org or follow us on Facebook, Twitter, and Instagram.

Asian Americans Advancing Justice | AAJC has a mission to advance the civil and human rights of Asian Americans and to build and promote a fair and equitable society for all.

OCA - Asian Pacific American Advocates is dedicated to advancing the social, political, and economic well-being of Asian Americans and Pacific Islanders (AAPIs). Founded in 1973, OCA – Asian Pacific American Advocates is a 501(c)(3) national non-profit, membership-driven organization based in Washington, D.C. with over 50 chapters and affiliates around the country. Touching hundreds of thousands of AAPIs each year, OCA works with its organizational partners, members, chapters, and supporters to empower the next generation of leaders.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions, including the antitrust litigation brought by the attorneys general of certain states and the District of Columbia; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2019 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A — Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.